UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vintage Petroleum, Inc.
(Name of Subject Company (Issuer))

Vintage Petroleum, Inc. – Issuer
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options to Purchase Common Stock, Par Value $.005 per share,
Issued Under the Vintage Petroleum, Inc. 1990 Stock Plan
(Title of Class of Securities)

927460 10 5
(Common Stock)
(CUSIP Number of Class of Securities)

S. Craig George
President and Chief Executive Officer
110 West Seventh Street, Suite 2300
Tulsa, Oklahoma 74119-1029
(918) 592-0101
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

COPY TO:
Robert J. Melgaard, Esq.
Conner & Winters, P.C.
3700 First Place Tower
15 East Fifth Street
Tulsa, Oklahoma 74103-4344
(918) 586-8973
Facsimile: (918) 586-8548

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$6,183,459	$569

*    Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes that options to purchase 2,227,500 shares of common stock of Vintage Petroleum, Inc. having a weighted average exercise price of $20.36 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the document entitled “Offer to Exchange,” dated January 21, 2003 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the issuer is Vintage Petroleum, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive office is 110 West Seventh Street, Suite 2300, Tulsa, Oklahoma 74119-1029, (918) 592-0101. The information set forth in the Offer to Exchange under “Information About Vintage” is incorporated herein by reference.

(b)    This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange all Eligible Options (as defined below), for restricted shares of common stock of the Company (the “Restricted Stock”), or for Eligible Employees who reside in Canada, for restricted stock rights that will represent the right to receive shares of common stock of the Company (the “Restricted Stock Rights”), that will be granted under the Company’s 1990 Stock Plan, as amended (the “1990 Plan”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”). “Eligible Options” means all outstanding options to purchase shares of the Company’s common stock, par value $.005 per share, which have an exercise price per share of $19.28 or more and were granted under the 1990 Plan. An option holder is an “Eligible Employee” if he or she holds Eligible Options and is an active employee of the Company or one of its subsidiaries on both the date hereof and the expiration date of the Offer. The Company’s non-employee directors are not eligible to participate in the Offer.

In the aggregate, as of January 17, 2003 there were 2,227,500 shares of Common Stock underlying the Eligible Options covered in the Offer.

The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Number of Restricted Stock Shares and Restricted Stock Rights; Expiration Date”, “Acceptance of Options for Cancellation; Issuance of Restricted Stock and Restricted Stock Rights”, and “Source and Amount of Consideration; Terms of Restricted Stock and Restricted Stock Rights” is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under “Price Range of Our Common Stock and Dividends Paid” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

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Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Number Of Restricted Stock Shares and Restricted Stock Rights; Expiration Date”, “Procedures; Acceptance of Options”, “Withdrawal Rights”, “Acceptance of Options for Cancellation; Issuance of Restricted Stock and Restricted Stock Rights”, “Conditions of the Offer”, “Source and Amount of Consideration; Terms of Restricted Stock and Restricted Stock Rights”, “Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer”, “Legal Matters; Regulatory Approvals”, “Material U.S. Tax Consequences”, “International Tax Consequences”, and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not applicable.

(e)    The information set forth in the Offer to Exchange “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Exchange under “Purpose of the Offer” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Acceptance of Options for Cancellation; Issuance of Restricted Stock and Restricted Stock Rights” and “Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under “Purpose of the Offer” and “Information About Vintage” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Restricted Stock and Restricted Stock Rights” and “Fees and Expenses” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Conditions of the Offer” is incorporated herein by reference.

(c)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

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Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Not applicable.

Item 10.    Financial Statements.

(a)    The information set forth in the Offer to Exchange under “Information About Vintage” and “Additional Information”, on pages 3 through 35 of the Company’s current report on Form 8-K dated November 22, 2002, and pages 2 through 25 of the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, and in the Company’s current report on Form 8-K dated January 21, 2003, is incorporated herein by reference. The Company’s ratio of earnings to fixed charges was 6.7x for the year ended December 31, 2000, 4.0x for the year ended December 31, 2001, and 1.6x for the nine months ended September 30, 2002. The Company’s book value per share was $11.11 as of September 30, 2002 (book value per share equals the total stockholders’ equity divided by the number of shares of Common Stock outstanding).

(b)    Not applicable.

Item 11.    Additional Information.

(a)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)    Not applicable.

Item 12.    Exhibits.

(a)	(1) Offer to Exchange dated January 21, 2003

(2) Form of Letter of Transmittal

(3) Form of Notice of Withdrawal

(4) Form of Letter to Eligible Option Holders Regarding Offer

(5) Form of Personnel Option Status Report

(b)    Not applicable

(d)    (1)  Vintage Petroleum, Inc. 1990 Stock Plan (Filed as Exhibit 4(d) to the Company’s Registration Statement on Form S-8 (Registration No. 33-37505) is incorporated herein by reference.

(2)  Amendment No. 1 to Vintage Petroleum, Inc. 1990 Stock Plan effective January 1, 1991 (Filed as Exhibit 10.15 to the Company’s report on Form 10-K for the year ended December 31, 1991, filed March 30, 1992) is incorporated herein by reference.

(3)  Amendment No. 2 to Vintage Petroleum, Inc. 1990 Stock Plan dated February 24, 1994 (Filed as Exhibit 10.15 to the Company’s report on Form 10-K for the year ended December 31, 1993, filed March 29, 1994) is incorporated herein by reference.

(4)  Amendment No. 3 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 15, 1996 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated April 1, 1996) is incorporated herein by reference.

(5)  Amendment No. 4 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 11, 1998 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1998) is incorporated herein by reference.

(6)  Amendment No. 5 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 16, 1999 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1999) is incorporated herein by reference.

(7)  Amendment No. 6 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 17, 2000 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 30, 2000) is incorporated herein by reference.

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(8)  Form of Incentive Stock Option Agreement under the Vintage Petroleum, Inc. 1990 Stock Plan (filed as Exhibit 10.20 to the Company’s report on Form 10-K for the year ended December 31, 1990, filed April 1, 1991) is incorporated herein by reference.

(9)  Form of Non-qualified Stock Option Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.20 to the Company’s report on Form 10-K for the year ended December 31, 1992, filed March 1, 1993) is incorporated herein by reference.

(10)  Form of Restricted Stock Award Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.3 to the Company’s report on Form 10-Q for the quarter ended June 30, 2002, filed August 9, 2002) is incorporated herein by reference.

(11)  Form of Restricted Stock Rights Award Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.1 to the Company’s report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002) is incorporated herein by reference.

(g)    Not applicable

(h)    Not applicable

Item 13.    Information Requested by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ S. Craig George

(Signature)

S. Craig George, President and Chief Executive Officer

(Name and Title)

January 21, 2003

(Date)

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Exchange dated January 21, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Withdrawal

(a)(4)	Form of Letter to Eligible Option Holders Regarding Offer

(a)(5)	Form of Personnel Option Status Report

(d)(1)	Vintage Petroleum, Inc. 1990 Stock Plan (Filed as Exhibit 4(d) to the Company’s Registration Statement on Form S-8 (Registration No. 33-37505) is incorporated herein by reference.

(d)(2)
Amendment No. 1 to Vintage Petroleum, Inc. 1990 Stock Plan effective January 1, 1991 (Filed as Exhibit 10.15 to the Company’s report on Form 10-K for the year ended December 31, 1991, filed March 30, 1992) is incorporated herein by reference.

(d)(3)
Amendment No. 2 to Vintage Petroleum, Inc. 1990 Stock Plan dated February 24, 1994 (Filed as Exhibit 10.15 to the Company’s report on Form 10-K for the year ended December 31, 1993, filed March 29, 1994) is incorporated herein by reference.

(d)(4)
Amendment No. 3 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 15, 1996 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated April 1, 1996) is incorporated herein by reference.

(d)(5)
Amendment No. 4 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 11, 1998 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1998) is incorporated herein by reference.

(d)(6)
Amendment No. 5 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 16, 1999 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 31, 1999) is incorporated herein by reference.

(d)(7)
Amendment No. 6 to Vintage Petroleum, Inc. 1990 Stock Plan dated March 17, 2000 (Filed as Exhibit A to the Company’s Proxy Statement for Annual Meeting of Stockholders dated March 30, 2000) is incorporated herein by reference.

(d)(8)
Form of Incentive Stock Option Agreement under the Vintage Petroleum, Inc. 1990 Stock Plan (filed as Exhibit 10.20 to the Company’s report on Form 10-K for the year ended December 31, 1990, filed April 1, 1991) is incorporated herein by reference.

(d)(9)
Form of Non-qualified Stock Option Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.20 to the Company’s report on Form 10-K for the year ended December 31, 1992, filed March 1, 1993) is incorporated herein by reference.

(d)(10)
Form of Restricted Stock Award Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.3 to the Company’s report on Form 10-Q for the quarter ended June 30, 2002, filed August 9, 2002) is incorporated herein by reference.

(d)(11)
Form of Restricted Stock Rights Award Agreement pursuant to the 1990 Stock Plan (Filed as Exhibit 10.1 to the Company’s report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002) is incorporated herein by reference.